To  Our  Shareholders,

We are pleased to present to you our Annual Report stating the performance of Home City Financial Corporation during fiscal year 2001.

This report represents the combined efforts of the Board of Directors and management to provide operating results that continue to enhance shareholder investment value while also considering the best interests of HCFC's customers, employees, and community. This past year was one in which our company experienced the full spectrum of emotions, from the excitement of the opening of our new Main Office in July to the sadness and shock that enveloped us on September 11, 2001, after the terrorist attacks. We all have felt the effect of the tragic events on that day and we are still seeing the prolonged effect that this event has had on our economy, nationally and locally. The Federal Reserve Bank's efforts to stimulate the economy through an unprecedented number of interest rate reductions has done little to stop the recession we are experiencing locally. Not a month goes by without the news of a plant or local business closing or, at the least, reducing its staff as a result of the economic slowdown.

During 2001 we repurchased 29,600 shares. We continued to pay a quarterly dividend of $.11 per share. These initiatives are indicative of our continuous efforts to increase shareholder investment value while accomplishing the long-term goal of improving HCFC's presence as a progressive financial services provider.

With the opening of our new Main Office in July, we experienced more new business relationships than we expected. We are very pleased with our deposit and loan growth at the new office, especially as it comes without undermining or weakening long-term relationships established at our original downtown office. The year of 2001 was another year of continuing growth for HCFC with total assets increasing $21.2 million, or 17.2%. HCFC continued to experience strong demand from our community for all types of loan products. Net loans receivable increased $4.4 million, or 4.0%, for the year 2001, totaling $115.4 million at December 31, 2001, with most of the growth continuing to be attributable to the commercial and nonresidential real estate loan categories. Those categories of loans increased 14.7%, or $5.3 million. We, like other financial institutions, have experienced some increased slowness in the repayment of our loans. Our non-performing loan ratios are relatively moderate, while adequate reserves have been established for the loan portfolio. Deposits grew at a strong pace, totaling $96.4 million at December 31, 2001, an increase of $ 21.3 million, or 28.4%, from December 31, 2000. Continued downward pressure on our net interest margin combined with increasing operating expenses associated with the new office, resulted in lower net income. Net income for the year ended December 31, 2001, was $782,000, a decrease of $212,000, or 21.3% less than the $994,000 in net  income  recorded  in  2000.

We appreciate your trust and confidence in HCFC. We assure you that, while attempting to increase the value of your investment, management and staff will continue to operate your company in a professional and ethical manner. It is this philosophy that has gained us the support and loyalty of our customers and community and will continue to set us apart from competitors.


We  sincerely  thank  you.


Douglas  L.  Ulery
President  and  Chief  Executive  Officer

BUSINESS  OF  HOME  CITY  FINANCIAL  CORPORATION

     Home City Financial Corporation, a unitary savings and loan holding company incorporated in 1996 under the laws of the State of Ohio ("HCFC"), owns all of the issued and outstanding common shares of Home City Federal Savings Bank of Springfield, a savings association chartered under the laws of the United States ("Home City"). In December 1996, HCFC acquired all of the common shares issued by Home City upon its conversion from a mutual savings association to a stock savings association (the "Conversion"). Since its formation, HCFC's activities have been limited primarily to holding the common shares of Home City. In December 2001, HCFC incorporated Home City Insurance Agency, Inc. ("Agency"), a wholly owned subsidiary, to acquire the business of a local insurance agency. The acquisition was completed on December 1, 2001.

     Home City is a savings association principally engaged in the business of making permanent first and second mortgage loans secured by one- to four-family residential real estate and nonresidential real estate located in Home City's primary lending area and investing in U.S. Government and federal agency obligations, interest-bearing deposits in other financial institutions, mortgage-backed securities and municipal securities. Home City also originates loans for the construction of residential real estate and loans secured by multifamily real estate (over four units), commercial loans and consumer loans. The origination of commercial loans constitutes a growing portion of Home City's lending activities. Funds for lending and investment activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"), repayments of loans and mortgage-backed and related securities, advances from the Federal Home Loan Bank (the "FHLB") and other short-term borrowings. Home City conducts business from their officces located in Springfield, Ohio. Home City's primary lending area consists of Clark County, Ohio, and adjacent counties.

     As a savings and loan holding company, HCFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association chartered under the laws of the United States, Home City is subject to regulation, supervision and examination by the OTS and the FDIC. Home City is also a member of the FHLB of Cincinnati.


SELECTED  CONSOLIDATED  FINANCIAL  INFORMATION  AND  OTHER  DATA

     The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding HCFC at the dates and for the periods indicated. The financial information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere herein. However, in the opinion of management of HCFC, all adjustments necessary for a fair presentation of such financial data have been included. All such adjustments are of a normal recurring nature.



Selected  financial  data:
                                                      At  December  31,
                                            --------------------------------------------
                                            2001      2000      1999     1998     1997
                                           -------  --------  --------  -------  -------
                                                        (Dollars in thousands)
Total amount of:
Assets. . . . . . . . . . . . . . . . . . $144,623  $123,445  $107,989  $85,355  $71,854
Cash and cash equivalents (1) . . . . . .    5,010     1,593     3,483    1,910    1,518
Investment securities available-for-sale.    4,008     3,619     3,045    3,091    4,580
Mortgage-backed and related securities
   available-for-sale. . . . . . . . . ..    9,603       460       424      559      700
FHLB stock  . . . . . . . . . . . . . . .    2,079     1,779     1,372      601      438
Loans, net. . . . . . . . . . . . . . . .  115,373   110,945    96,844   76,986   62,535
Deposits. . . . . . . . . . . . . . . . .   96,403    75,077    69,671   60,499   51,689
Advances from FHLB of Cincinnati. . . . .   35,315    34,951    26,505   11,571    5,712
Notes payable                                  307       313       ---    1,800      ---
Shareholders' equity (2). . . . . . . . .   11,446    11,357    10,907   10,353   13,672

-----------------------------------
Footnotes on following page



Summary  of  earnings  and  other  data:
                                         Year ended December 31,
                                  -------------------------------------
                                  2001     2000    1999    1998    1997
                                 -------  ------  ------  ------  ------
                                            (Dollars in thousands)
Total interest income . . . . .   10,409  $9,533  $7,898  $6,808  $5,862
Total interest expense. . . . .    6,684   5,737   4,258   3,486   3,016
                                 -------  ------  ------  ------  ------
Net interest income . . . . . .    3,725   3,796   3,640   3,322   2,846
    Provision for loan losses .      140     110      34      61      43
                                 -------  ------  ------  ------  ------
Net interest income after
provision for loan losses . . .    3,585   3,686   3,606   3,261   2,803
Noninterest income. . . . . . .    1,012     298     123      98      89
Other noninterest expense . . .    3,650   2,629   2,341   1,961   1,652
                                 -------  ------  ------  ------  ------
Income before income tax. . . .      947   1,355   1,388   1,398   1,240
Provision for income tax. . . .      165     361     412     447     352
                                 -------  ------  ------  ------  ------
Net income. . . . . . . . . . .  $   782  $  994  $  976  $  951  $  888
                                 =======  ======  ======  ======  ======

Number of full service offices.        2       1       1       1       1



Selected  financial  ratios:
                                                   At or for the year ended December 31,
                                                 ----------------------------------------

                                                 2001    2000     1999     1998     1997
                                                ------  -------  -------  -------  -------
Return on assets (3) . . . . . . . . . . . . .   0.58%    0.87%    1.03%    1.20%    1.28%
Return on equity (4) . . . . . . . . . . . . .   6.62     8.81     8.85     7.89     6.28
Interest rate spread (5) . . . . . . . . . . .   2.60     2.93     3.42     3.53     3.13
Net interest margin (6). . . . . . . . . . . .   2.93     3.45     4.00     4.39     4.23
Noninterest expense to average assets (7). . .   2.69     2.30     2.46     2.48     2.38
Average equity to average assets . . . . . . .   8.70     9.87    11.60    15.24    20.35
Equity to assets at year end . . . . . . . . .   8.07     9.56    10.39    12.74    19.49
Non-performing loans to total loans. . . . . .   1.28     0.06     0.20     0.24     0.41
Non-performing assets to total assets (8). . .   1.03     0.06     0.18     0.22     0.36
Allowance for loan losses to total loans . . .   0.45     0.48     0.51     0.63     0.72
Allowance for loan losses to
    non-performing loans . . . . . . . . . . .  34.77   738.89   254.40   261.29   174.52
Net charge-offs (recoveries) to average loans.   0.13     0.07     0.03     0.04    (0.02)
Dividend payout ratio (9)  . . . . . . . . . .  41.90    32.20    32.40    31.62    31.13


(1) Includes cash and amounts due from depository institutions and interest-earning deposits in other financial institutions.
(2) Excludes accumulated other comprehensive income, net of applicable deferred income taxes.
(3)  Net  income  divided  by  average  total  assets.
(4)  Net  income  divided  by  average  total  equity.
(5) Average yield on interest-earning assets less average cost of interest-bearing liabilities.
(6)  Net  interest  income  as  a percentage of average interest-earning assets.
(7)  Noninterest  expense  divided  by  average  total  assets.
(8) Non-performing assets consist of nonaccruing loans, accruing loans 90 days or more past due and real estate acquired (or deemed acquired) in foreclosure proceedings or in lieu thereof.
(9) Dividends declared per share divided by basic earnings per share. Does not include the special $3.50 capital distribution paid in fiscal year 1998.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS
     OF  FINANCIAL  CONDITION  AND  RESULTS  OF  OPERATIONS

GENERAL

     Home City Federal Savings Bank of Springfield converted from a mutual federal savings association to a stock federal savings association on December 30, 1996. In connection with the Conversion, 952,200 common shares of Home City Financial Corporation were sold, generating net proceeds of $8.3 million after Conversion expenses. Of this amount, $4.6 million was utilized to purchase 100% of the common stock of Home City, and the balance was utilized to purchase investments, loan funds to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") and for other purposes.

     At the time of the Conversion the fiscal year end for both HCFC and Home City was June 30. In December 1997, the Board of Directors resolved that the fiscal year end of both corporations be changed to December 31 from June 30. The following discussion and analysis of the financial condition and results of operations of HCFC and Home City should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, presented in the Annual Report.

     During 2001, HCFC, pursuant to regulatory approval to repurchase up to 5% of its outstanding shares, repurchased 29,600 common shares at an average price of $12.82 per share. During 2000, HCFC repurchased 29,390 common shares at an average price of $12.60 per share.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the operations of Home City, and HCFC's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and changes in interest rates in the nation and HCFC's primary market area.

     Without limiting the generality of the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

1. Financial Condition. Management's statements regarding the amount and adequacy of the allowance for loan losses at December 31, 2001.

2. Comparison of Results of Operations for the Fiscal Years Ended December 31, 2001 and 2000- "Provision for Loan Losses". Management's statements regarding the adequacy of the allowance for loan losses at December 31, 2001.
3. Liquidity and Capital Resources. Management's belief that liquidity and capital reserves are sufficient to meet its outstanding short- and long-term needs.

FINANCIAL  CONDITION

     HCFC's consolidated total assets amounted to $144.6 million at December 31, 2001, an increase of $21.2 million, or 17.16%, over the $123.4 million in total assets at December 31, 2000. Such increase in assets was funded primarily by the $21.3 million net increase in deposits, $364,000 net increase in advances from the Federal Home Loan Bank (the "FHLB"), and undistributed net earnings of $483,000.

     Cash and cash equivalents, time deposits and investment securities totaled $18.6 million at December 31, 2001, an increase of $12.9 million, or 227.33%, from December 31, 2000. During the year ended December 31, 2001, $147,000 of investment securities matured. Such securities consisted primarily of tax-free securities. Those proceeds, together with $5.3 million received from the sale of securities, were used to purchase higher yielding securities while managing the interest rate risk position of the investment portfolio.

     Mortgage-backed securities totaled $9.6 million at December 31, 2001, an increase of $9.1 million from December 31, 2000. The purchase of FNMA, FHLMC and GNMA certificates also improved portfolio yield.

     Net loans receivable totaled $115.4 million at December 31, 2001, an increase of $4.4 million, or 3.99%, from the $110.9 million total at December 31, 2000. During the year ended December 31, 2001, loan originations amounted to $57.5 million, with commercial lending comprising $19.9 million and one- to four-family mortgage loans comprising $23.5 million. Such originations were partially offset by principal repayments of $53.0 million.

     Home City's allowance for loan losses totaled $517,000 at December 31, 2001, which represented 0.45% of total loans and 34.77% of non-performing loans. At December 31, 2000, the allowance for loan losses totaled $532,000, an amount which represented 0.48% of total loans and 738.89% of non-performing loans. With the general slowdown in the economy and the resulting decline in market values of equity securities, a number of borrowers have been faced with temporary cash flow problems. As a result, a number of borrowers have been temporarily unable to adhere to their contractual repayment schedules, which directly relates to an individual credit being classified as a problem or nonperforming loan. Management has increased its emphasis on the adequacy of loan loss reserves, taking into consideration both local and national economic factors, in order to maintain the adequacy of the allowance for loan losses.

     Non-performing loans were $1,488,000 and $72,000 at December 31, 2001 and 2000, respectively, and represented 1.03% and 0.06% of total assets at each date. The $1,415,000 net increase at December 31, 2001, was due to $2,168,000 in loans that became classified as non-performing, $129,000 in loans that became classified as performing, $346,000 that was paid off, $121,000 in principal charge-offs and $157,000 in payments received. All loans classified as non-performing at December 31, 2001, were either under a workout plan or being refinanced elsewhere, the underlying collateral was in the process of being sold, or foreclosure action was being initiated. Although management believes that its allowance for loan losses at December 31, 2001, was adequate based upon the facts and circumstances available to it, there can be no assurance that additions to such allowance will not be necessary in future periods. Such additions could adversely affect HCFC's results of operations.

     Properties and equipment totaled $4.3 million at December 31, 2001, an increase of $2.0 million, or 88.51%, from $2.3 million at December 31, 2000. The increase is comprised of construction in process related to the new main office that opened in July 2001.

     Deposits totaled $96.4 million at December 31, 2001, an increase of $21.3 million, or 28.41%, from $75.1 million at December 31, 2000. The increase is significantly greater than the deposit growth trends (averaging over 10%) that Home City has been experiencing over the past several years and is attributed to the new main office opening in mid year 2001. Home City has generally not engaged in sporadic increases or decreases in interest rates paid or offered the highest rates available in its deposit market. Advances from the FHLB increased from $35.0 million at December 31, 2000, to $35.3 million at December 31, 2001, an increase of 1.04%, as advances were used to fund loan originations.

     Shareholders' equity totaled $11.7 million at December 31, 2001, a decrease of $131,000, or 1.11%, from $11.8 million at December 31, 2000, primarily due to the reduction of unrealized gains on securities available for sale.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2001 AND 2000

     GENERAL. Net income for the year ended December 31, 2001, was $782,000, a decrease of $212,000, or 21.33%, from the $994,000 in net income recorded in 2000. The decrease in net income resulted primarily from a $71,000 decrease in net interest income, additional provisions for loans losses of $30,000 and a $1.0 million increase in noninterest expense, which were partially offset by a $714,000 increase in noninterest income and a decrease of $196,000 in the provision for federal income taxes.

     NET INTEREST INCOME. Net interest income totaled $3.7 million for the year ended December 31, 2001, a decrease of $71,000, or 1.93%, from the $3.8 million recorded in 2000. Interest income on loans increased by $597,000, or 6.49%, during 2001 due primarily to an increase in the average balance of the loans outstanding of $10.7 million, or 10.24%, being partially offset by a 30 basis point (100 basis points equals one percent) decrease in yield from 8.82% in 2000 to 8.52% in 2001. Interest income on mortgage-backed securities increased by $195,000, or 812.50%, due primarily to a $3.3 million, or 846.49%, increase in the average balance of mortgage-backed securities outstanding, which was slightly off-set by a decrease in the weighted-average yield year-to-year, from 6.24% in fiscal 2000 to 6.01% in 2001. Interest income on investment securities increased by $24,000, or 8.36%, for the year ended December 31, 2001, compared to fiscal 2000, as the average balance increased by $922,000 year-to-year and the related yield decreased by 52 basis points to 5.35% in 2001. Interest income on interest-earning deposits decreased by $1,000 for the year ended December 31, 2001, compared to 2000. The average balance of interest-earning deposits increased $140,000, or 53.64%. The yield on interest-earning deposits decreased 233 basis points to 2.82%. The average investment in federal funds sold during 2001 was $2.3 million, compared to an average investment of $220,000 in 2000, which yielded 3.22% in 2001 as compared to 6.23% in 2000.

     Interest expense on deposits increased by $626,000, or 15.89%, during 2001, due primarily to an increase in the average balance of deposits outstanding of $12.8 million, or 18.29%, being offset slightly by a decrease in the weighted-average rate from 5.61% in 2000 to 5.50% in 2001. Interest expense on FHLB advances and long-term borrowings increased by $321,000, or 17.86%, primarily due to an increase in the average balance outstanding of $7.0 million, or 23.58%, being offset slightly by a decrease in the weighted-average rate from 6.05% in 2000 to 5.82% in 2001.

     As a result of the foregoing changes in interest income and interest expense the interest rate spread decreased by 33 basis points, to 2.60% for 2001, as compared to 2.93% for 2000, while the net interest margin decreased by 52 basis points to 2.93% for the year ended December 31, 2001.

     PROVISION FOR LOAN LOSSES. Home City maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb reasonably foreseeable losses inherent in the loan portfolio. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses, after net charge-offs have been deducted, to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio in accordance with generally accepted accounting principles ("GAAP"). The amount of the provision is based on management's regular review of the loan portfolio and consideration of such factors as historical loss experience, generally prevailing economic conditions, changes in the size and composition of the loan portfolio and considerations relating to specific loans, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral. Although management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of Home City's loan portfolio, the economy, changes in real estate values and interest rates and regulatory requirements regarding asset classifications. As a result of its analysis, management concluded that the allowance was adequate as of December 31, 2001. There can be no assurance that the allowance will be adequate to cover future losses on non-performing assets.

     Home City had net charge-offs of $155,000 and $69,000 during the years ended December 31, 2001 and 2000, respectively. Home City's charge-off history is a product of a variety of factors, including Home City's underwriting guidelines and the composition of its loan portfolio. Loans secured by real estate made up 86.34% of Home City's loan portfolio, and loans secured by first mortgages on one- to four-family residential real estate made up 50.07% of total loans at December 31, 2001. Such loans typically present less risk to a lender than loans not secured by real estate. Substantially all of Home City's loans are secured by properties in its primary market area.

     The provision for loan losses was $140,000 and $110,000 for the years ended December 31, 2001 and 2000, respectively. The ratio of non-performing loans to total loans increased to 1.03% in 2001 from 0.06% in 2000. At December 31, 2001 and 2000, Home City had a ratio of allowance for loan losses to total loans of 0.45% and 0.48%, respectively, and ratios of allowance for loan losses to non-performing loans of 34.77% and 738.89%. Due to such ratios of non-performing loans to total loans, historical charge-offs, delinquency history, and the addition of commercial and consumer installment lending, the provisions of $140,000 and $110,000 made in 2001 and 2000 were deemed appropriate by management to absorb reasonably foreseeable loan losses.

     NONINTEREST INCOME. Noninterest income totaled $1,012,000 for the year ended December 31, 2001, an increase of $714,000, or 239.60%, from the $298,000 recorded in 2000. The increase resulted primarily from increases of $362,000 in net gains recognized on the sale of securities, $9,000 in service charges on deposit accounts, and $369,000 in other miscellaneous income. The $26,000 decrease in income from life insurance is a direct result of the change of individual covered under director life insurance policy.

     NONINTEREST EXPENSE. Noninterest expense increased by $1,021,000, or 38.84%, to a total of $3.7 million for the year ended December 31, 2001, as compared to 2000. Salaries and employee benefit expenses increased $647,000, or 46.71%, primarily as a result of additional staffing and the related employee benefit programs. Occupancy and equipment expense increased $193,000, or 91.47%, data processing expenses increased $66,000, or 41.25%, and other operating expenses increased $32,000, or 9.67%. The increase in salaries and employee benefits resulted primarily from costs associated with staff additions associated with the Home City Insurance Agency, the Home City Financial Corporation Employee Stock Ownership Plan, the Home City Financial Corporation Recognition and Retention Plan, and normal merit increases for existing employees. The increase in the remaining items of noninterest expense was due primarily to the growth of Home City as it related to the new office building and the addition of the business of Home City Insurance Agency, Inc.

     FEDERAL INCOME TAXES. The provision for federal income taxes totaled $165,000 for the year ended December 31, 2001, a decrease of $196,000, or 54.29%, from the $361,000 provision recorded in fiscal 2000. HCFC's effective tax rate decreased to 17.42% in 2001 from 26.64% in 2000, which was primarily the result of tax-exempt income from insurance proceeds, investments and deferred loan costs.

YIELDS  EARNED  AND  RATES  PAID

     The following table presents certain information relating to HCFC's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of customer deposits and FHLB advances for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average monthly balance of interest-earning assets or customer deposits and FHLB advances, respectively, for the years presented. Average balances are derived from daily balances, which included nonaccruing loans in the loan portfolio, net of the allowance for loan losses.




                                                                         Year ended December 31,
                                                 -----------------------------------------------------------------------
                                                                   2001                               2000
                                                 ----------------------------------      --------------------------------
                                                 Average          Interest                Average        Interest
                                                 outstanding      earned/     Yield/      outstanding    earned/   Yield/
                                                 balance          paid        rate        balance        paid      rate
----------------------------------------------------------------  ----------  ---------  -------------  ---------  -------
                                                                         (Dollars in thousands)
Interest-earning assets:
   Interest-earning demand deposits . . . . . .   $  401           $  12       2.82%         $  261       $  13      5.15%
   Federal funds sold . . .. . . . . . . . . .     2,345              75       3.22             220          14      6.23
   Time deposits. . . . . . . . . . . . . . . .       24               0       1.25              24           0      1.25
   Investment securities (1). . . . . . . . . .    5,809             311       5.35           4,887         287      5.87
   Mortgage-backed securities . . . . . . . . . .  3,644             219       6.01             385          24      6.24
   Loans receivable (2) . . . . . . . . . . . .  114,894           9,792       8.52         104,223       9,195      8.82
                                               ----------      ---------                   ---------     -------
      Total interest-earning assets (3) . . .    127,117          10,409       8.19         110,000       9,533      8.67

Noninterest-earning assets:
   Less: Allowance for loan losses . . . . .        (531)                                     (499)
   Other non-earning assets. . . . . . . . . . .   9,216                                     4,641
                                                   ------                                   -------
      Total assets. . . . . . .   . . . . . .   $135,802                                   $114,142
                                                 ========                                  ========


Interest-bearing liabilities:
   NOW accounts . . . . . . . . . . . . . . .   $  1,401           $  28       1.99%       $  1,328      $  37      2.80%
   Money market accounts. . .   . . . . . . .        450              15       3.27             431         15      3.49
   Passbook accounts. . . . . . . . . . . . . .   14,049             452       3.22          12,381        480      3.87
   Certificates of deposit. . . . . . . . . .     67,155           4,071       6.06          56,080      3,408      6.08
                                               ----------       ---------                   -------     ------
       Total deposits. . . . . . . . . . . . . . .83,065           4,566       5.50          70,220      3,940      5.61

Notes payable . . . . . . . . . . . . . . . .        310              22       6.94              26          0         0
FHLB advances. . . . . . . . . .. . . . . . .     36,403           2,096       5.81          29,681      1,797      6.05
                                                 --------      ---------                    --------    -------

      Total interest-bearing liabilities . ..    119,778           6,684       5.59          99,927      5,737      5.74

Noninterest-bearing liabilities. . . . . . . . . . 4,524                                      2,944
                                               ---------                                  ---------
      Total liabilities . . . . . . . . . . .    123,992                                    102,871

Total shareholders' equity:. . . . . . . . . . . .11,810                                     11,271
                                               ----------                                  ---------
      Total liabilities and
            shareholders' equity. .  . . . . .  $ 135,802                                  $114,142
                                                =========                                 =========

Net interest income; net interest rate spread. . . . . . . . . .$  3,725       2.60%                   $  3,796       2.93%
                                                                ========      ======                   =========     =======

Net interest margin (4). . . . . . . . . . . . . . . . . . . . .               2.93%                                   3.45%
                                                                              ======                                   =====

Average interest-earning assets to interest-bearing liabilities.             106.40%                                 110.08%
                                                                            ========                                 =======

(1) Includes $93,000 and $33,000 of nontaxable municipal income recorded in 2001 and 2000, respectively. The tax-equivalent yield on investments is 6.17% and 7.10% for 2001 and 2000, respectively.
(2) Calculated net of deferred loan fees, loan discounts, loans in process and allowance for loan losses.
(3) Tax-equivalent yield on interest-earning assets is 8.23% and 8.68% for 2001 and 2000, respectively.
(4)     Net  interest  income  as  a percent of average interest-earning assets.

     The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected HCFC's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:




                                                             Year  ended  December  31,
                                                ------------------------------------------------------
                                                     2001 vs. 2000                    2000 vs. 1999
                                                ----------------------             -------------------
                                                   Increase                                Increase
                                                  (decrease)                              (decrease)
                                                    due to                                  due to
                                                -----------------------            -------------------
                                              Volume       Rate         Total     Volume   Rate    Total
                                             -------       -------     -------    ------  -----   ------
                                                                (Dollars in thousands)
Interest income attributable to:
   Interest-bearing demand deposits. . . . .  $  7         $  (8)       $  (1)    $  (8)   $  3    $  (5)
   Federal funds sold. . . . . . . . . . . . . 132           (71)          61         0      14       14
   Time deposits . . . . . . . . . . . . . . .   -             -            -         0       0        0
   Investment securities . . . . . . . . . . .  54           (30)          24        48      44       92
   Mortgage-backed and related securities. . . 203            (8)         195        (6)      1       (5)
   Loans receivable. . . . . . . . . . . . . . 942          (345)         597     1,612     (73)   1,539
                                             -----         -------       -----   -------  ------  -------
        Total interest income . . . . . . .  1,338          (462)         876     1,646     (11)   1,635


Interest expenses attributable to:
   NOW accounts. . . . . . . . . . . . . . .     2           (11)          (9)        4       1        5
   Money market accounts . . . . . . . . . . .   1            (1)           -         0       2        2
   Passbook savings accounts . . . . . . . . .  65           (93)         (28)       23      66       89
   Certificates of deposit . . . . . . . . . . 673           (10)         663       421     201      622
   Notes payable . . . . . . . . . . . .         -            22           22       (25)      0      (25)
   Borrowed funds. . . . . . . . . . . . . . . 388           (89)         299       612     174      786
                                             ------        ------       -----     -----    -----    -----
        Total interest expense.              1,129          (182)         947     1,035     444    1,479
                                             ------       -------       -----     -----    ----    ------

Increase (decrease) in net interest income.  $ 209        $ (280)      $  (71)   $  611  $ (455)  $  156
                                             =====       ========      =======   =======  ======   =====

ASSET  AND  LIABILITY  MANAGEMENT

     Home City, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Home City uses the net portfolio value ("NPV") methodology adopted by the OTS as part of its capital regulations but the enforcement of which has been waived by the OTS.

     Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV that would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase in market interest rates and a 200 basis point decrease in market interest rates are considered. If the NPV would decrease more than 2% of the economic value of the institution's assets with either an increase or decrease in market rates, the institution must deduct 50% of the amount of the decrease in excess of such 2% in the calculation of the institution's risk-based capital. See "Liquidity and Capital Resources."

     At December 31, 2001, 2% of the economic value of Home City's assets was approximately $2.9 million. Because the interest rate risk of a 200 basis point increase in market rates was a $3.2 million decrease in NPV at December 31, 2001, Home City would have been required to deduct $150,000 from its capital in determining whether Home City met its risk-based capital requirement.

     Presented below, as of December 31, 2001, is an analysis of Home City's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Home City as the maximum changes in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Home City's strong capital position.

     As illustrated in the table, Home City's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. As a result, in a rising interest rate environment, the amount of interest Home City would receive on its loans would increase relatively slowly as loans are slowly repaid and new loans at higher rates are made. Moreover, the interest Home City would pay on its deposits would increase rapidly because Home City's deposits generally have shorter periods to repricing. Because Home City has not originated loans in accordance with traditional secondary market guidelines, the sale of fixed-rate loans may be difficult. In addition, increases in interest rates can also result in the flow of funds away from savings institutions into direct investments or other investment vehicles, such as mutual funds, which may pay higher rates of return than savings institutions. Assumptions used in calculating the amounts in this table are OTS assumptions.




                                                                 At December 31, 2001
                                                                  -------------------
                         Change in interest
                               rate            Board limit     $ change      % change
                          (basis points)       % change        in NPV        in NPV
                       ----------------------  ---------       --------      -------
                                                                (Dollars in thousands)
                         +300                 (55)%            $(5,800)      (43)%
                         +200                 (35)              (3,167)      (24)
                         +100                 (20)              (1,438)      (11)
                            0                   0                    0         0
                         -100                 (20)                 888         7
                         -200                 (35)                 ---(1)    ---(1)
                         -300                 (55)                 ---(1)    ---(1)

----------------------------

     (1) As a result of the low interest rate environment existence at December 31, 2001, the OTS NPV Model did not produce results for the minus 200 and 300 basis point scenario.

     The NPV table indicates that at each 100 basis point increment, the change in Home City's NPV that would have been caused by the respective interest rate shock was within the policy limits set by the Board of Directors. The Board of Directors considers the results of each quarterly analysis and factors the information into its decisions in adjusting the pricing of loans and deposits in the future.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

     If interest rates continue to rise from the recent levels, Home City's net interest income will be negatively affected. Moreover, rising interest rates may negatively affect Home City's earnings due to diminished loan demand. In order to maintain Home City's net interest margin, management is continually developing and modifying their strategies to stimulate the demand for quality loans and tailoring the types of loan products available that can be adjusted to match the current market conditions. Additional alternative sources of funding are being explored in anticipation of possible interest rate fluctuations.

LIQUIDITY  AND  CAPITAL  RESOURCES

     Home City's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years presented:




                                                 Year ended December 31,
                                                -----------------------
                                                    2001        2000
                                                  --------    -------
                                                  (Dollars in thousands)
Net income . . . . . . . . . . . . . . . . . . .     $  782     $  994
Adjustments to reconcile net income to net cash
    from operating activities.  . . . . . . . . .      (245)       821
                                                   ---------  ---------
Net cash provided by operating activities. . . .        537      1,815
Net cash used in investing activities. . . . . .    (18,071)   (16,864)
Net cash provided by financing activities. . . .     20,951     13,159
                                                  ---------  ---------
Net change in cash and cash equivalents. . . . .      3,417     (1,890)
Cash and cash equivalents at beginning of year .      1,593      3,483
                                                  ---------  ---------
Cash and cash equivalents at end of year . . . .  $   5,010   $  1,593
                                                  =========  =========



     Home City's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. Home City also borrows from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. Home City maintains investments in liquid assets based upon management's assessment of (i) the need for funds, (ii) expected deposit flows,
(iii) the yields available on short-term liquid assets and (iv) the objectives of the asset/liability management program. In the ordinary course of business, part of such liquid investment portfolio is composed of deposits at correspondent banks. Although the amount on deposit at such banks often exceeds the $100,000 limit covered by FDIC insurance, Home City monitors the capital of such institutions to ensure that such deposits do not expose Home City to undue risk of loss.

     OTS regulations require Home City to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in United States Treasury obligations, federal agency obligations and other investments having maturities of five years or less, in an amount sufficient to provide a source of relatively liquid funds upon which Home City may rely if necessary to fund deposit withdrawals or other short-term funding needs. At December 31, 2001, Home City's regulatory liquidity ratio was 8.71% of its average daily balance of net withdrawal deposit accounts and borrowings payable in one year or less. At such date, Home City had commitments to originate loans totaling $12.6 million and no commitments to purchase or sell loans. Home City considers its liquidity and capital reserves sufficient to meet its outstanding short- and long-term needs. Adjustments to liquidity and capital reserves may be necessary, however, if loan demand increases more than expected or if deposits decrease substantially. See Note P of the Notes to Consolidated Financial Statements.

     Home City is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement or leverage ratio and a risk-based capital requirement. Home City exceeded all of its capital requirements at December 31, 2001 and 2000.

     Savings associations are required to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital less intangible assets.

     "Core capital" is comprised of common stockholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk, which may maintain a minimum of 3% core capital.

     OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of Home City includes a general loan loss allowance of $517,000 at December 31, 2001.

     The following table summarizes Home City's regulatory capital requirements and actual capital (see Note P of the Notes to Consolidated Financial Statements for a reconciliation of capital under GAAP and regulatory capital amounts) at December 31, 2001:



                                                                                 Excess of actual
                                                                                 capital over current
                                   Actual capital      Current requirement       requirement
                                   --------------     -------------------     -----------           Applicable
                                 Amount      Percent     Amount      Percent     Amount   Percent   asset total
                                 --------   ---------    -------     -------    -------   -------   -----------
                                                       (Dollars in thousands)

Tangible capital .               $ 11,108     7.68%     $ 2,169     1.50%        $ 8,939   6.18%    $ 144,599
Core capital . . .                 11,108     7.68        5,784     4.00           5,324   3.68       144,599
Risk-based capital                 11,591    10.60        8,751     8.00           2,840   2.60       109,383



IMPACT  OF  INFLATION  AND  CHANGING  PRICES

     The financial statements and related data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

     Virtually all assets and liabilities of HCFC are monetary in nature. As a result, interest rates have a more significant impact on performance than the effects of general levels of inflation.

ITEM 7.   Financial Statements

                              (Accountant's Letter)

                        DIXON, FRANCIS, DAVIS & COMPANY
                                1205 Weaver Drive
                              Granville, Ohio 43023


                          INDEPENDENT AUDITOR'S REPORT


The  Board  of  Directors  and  Shareholders
Home  City  Financial  Corporation
Springfield,  Ohio


     We have audited the consolidated balance sheets of Home City Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Home City Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.






                                                 Dixon,  Francis,  Davis
                                                 &  Company

Granville,  Ohio
January  31,  2002



        HOME  CITY  FINANCIAL  CORPORATION  -  CONSOLIDATED  BALANCE  SHEETS
----------------------------------------------------------------------------------

                                                            (Dollars in thousands)
                                                                      December 31,
                                                                      ------------

                                                              2001       2000
                                                             -----       -----
ASSETS
Cash and cash equivalents
  Cash and due from banks. . . . . . . . . . . . . . . . . .  $  2,133   $  1,248
  Interest-earning demand deposits in other banks. . . . . .       638         72
  Federal funds sold . . . . . . . . . . . . . . . . . . . .     2,239        273
                                                              ---------  ---------
    Total cash and cash equivalents. . . . . . . . . . . . .     5,010      1,593

Time deposits with original maturities of 90 days or more. .        24         24
Investment securities available-for-sale, at fair value. . .     4,008      3,619
Mortgage-backed securities available-for-sale, at fair value     9,603        460
Loans, net . . . . . . . . . . . . . . . . . . . . . . . . .   115,373    110,945
Stock in Federal Home Loan Bank. . . . . . . . . . . . . . .     2,079      1,779
Accrued interest receivable. . . . . . . . . . . . . . . . .       671        670
Properties and equipment . . . . . . . . . . . . . . . . . .     4,300      2,281
Cash surrender value of life insurance . . . . . . . . . . .     2,695      1,073
Deferred income taxes. . . . . . . . . . . . . . . . . . . .       169          0
Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . .        65         70
Other intangibles. . . . . . . . . . . . . . . . . . . . . .       309        343
Other assets . . . . . . . . . . . . . . . . . . . . . . . .       317        588
                                                              ---------  ---------

   TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . .  $144,623   $123,445
                                                              =========  =========

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposits . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 96,403   $ 75,077
Federal Home Loan Bank advances. . . . . . . . . . . . . . .    35,315     34,951
Note payable . . . . . . . . . . . . . . . . . . . . . . . .       307        313
Accrued interest payable . . . . . . . . . . . . . . . . . .       234        227
Advance payments by borrowers for taxes and insurance. . . .       142        144
Deferred income taxes. . . . . . . . . . . . . . . . . . . .         0        127
Other liabilities. . . . . . . . . . . . . . . . . . . . . .       547        800
                                                              ---------  ---------


   TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . .   132,948    111,639

SHAREHOLDERS' EQUITY
Preferred shares, no par value; 1,000,000 shares
  authorized; none issued. . . . . . . . . . . . . . . . . .         0          0
Common shares, no par value; 5,000,000 shares
  authorized; 952,200 shares issued. . . . . . . . . . . . .         0          0
Additional paid-in capital . . . . . . . . . . . . . . . . .     6,023      6,026
Retained earnings, substantially restricted. . . . . . . . .     8,365      7,934
Treasury shares, at cost . . . . . . . . . . . . . . . . . .    (2,266)    (1,886)
Accumulated other comprehensive income . . . . . . . . . . .       112        449
Common shares purchased by:
  Employee Stock Ownership Plan. . . . . . . . . . . . . . .      (381)      (457)
  Recognition and Retention Plan . . . . . . . . . . . . . .      (178)      (260)
                                                              ---------  ---------

   TOTAL SHAREHOLDERS' EQUITY. . . . . . . . . . . . . . . .    11,675     11,806
                                                              ---------  ---------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY. . . . . . . .  $144,623   $123,445
                                                              =========  =========

------------------------------------
See accompanying notes.



     HOME  CITY  FINANCIAL  CORPORATION  -  CONSOLIDATED  STATEMENTS  OF  INCOME
--------------------------------------------------------------------------------

                                                  (Dollars in thousands)
                                                  Year ended December 31,
                                                  -----------------------

                                                       2001     2000
                                                      -------  ------
INTEREST  INCOME
Loans. . . . . . . . . . . . . . . . . . . . . . . .  $ 9,792  $9,195
Mortgage-backed securities . . . . . . . . . . . . .      219      24
Investment securities. . . . . . . . . . . . . . . .      311     287
Interest-bearing demand deposits . . . . . . . . . .       12      13
Federal funds sold . . . . . . . . . . . . . . . . .       75      14
                                                      -------  ------

  TOTAL INTEREST INCOME. . . . . . . . . . . . . . .   10,409   9,533

INTEREST EXPENSE
Deposits . . . . . . . . . . . . . . . . . . . . . .    4,566   3,940
Borrowed funds . . . . . . . . . . . . . . . . . . .    2,118   1,797
                                                      -------  ------

  TOTAL INTEREST EXPENSE . . . . . . . . . . . . . .    6,684   5,737
                                                      -------  ------

  NET INTEREST INCOME. . . . . . . . . . . . . . . .    3,725   3,796
Provision for loan losses. . . . . . . . . . . . . .      140     110
                                                      -------  ------

 NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES    3,585   3,686

NONINTEREST INCOME
Service charges on deposits. . . . . . . . . . . . .       31      22
Life insurance . . . . . . . . . . . . . . . . . . .      132     158
Gain on sale of securities, net. . . . . . . . . . .      426      64
Other income . . . . . . . . . . . . . . . . . . . .      423      54
                                                      -------  ------

  TOTAL NONINTEREST INCOME . . . . . . . . . . . . .    1,012     298

NONINTEREST EXPENSES
Salaries and employee benefits . . . . . . . . . . .    2,032   1,385
Supplies, telephone and postage. . . . . . . . . . .      170      85
Occupancy and equipment. . . . . . . . . . . . . . .      404     211
FDIC deposit insurance . . . . . . . . . . . . . . .       15      14
Data processing. . . . . . . . . . . . . . . . . . .      226     160
Legal, accounting and examination. . . . . . . . . .      297     306
Franchise taxes. . . . . . . . . . . . . . . . . . .      143     137
Other expenses . . . . . . . . . . . . . . . . . . .      363     331
                                                      -------  ------

  TOTAL NONINTEREST EXPENSES . . . . . . . . . . . .    3,650   2,629
                                                      -------  ------

 NET INCOME BEFORE FEDERAL INCOME TAX EXPENSE. . . .      947   1,355

Federal income tax expense . . . . . . . . . . . . .      165     361
                                                      -------  ------

  NET INCOME . . . . . . . . . . . . . . . . . . . .  $   782  $  994
                                                      =======  ======

Earnings per common share - basic. . . . . . . . . .  $  1.05  $ 1.32
Earnings per common share - diluted. . . . . . . . .  $  0.97  $ 1.21

-----------------------------
See accompanying notes.

       HOME CITY FINANCIAL CORPORATION-CONSOLIDATED STATEMENTS OF CHANGES IN
       ---------------------------------------------------------------------
                              SHAREHOLDERS' EQUITY
                              --------------------





                                                         Number of shares

                                                       Common       Common
                                                       shares       shares     Additional
                               Common       Treasury   purchased    purchased  paid-in
                               shares       shares     by ESOP      by RRP     capital
                               -----        ------     -------      ------     -------
December 31, 1999. . . . . .   952,200      (108,810)  (53,322)     (16,780)   $  6,033

Net income
Other comprehensive income
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $72
Comprehensive income
Purchase of treasury shares.                 (29,390)
Shares allocated under
 Employee Stock
 Ownership Plan. . . . . . .                             7,618
Shares earned under
 Recognition and
 Retention Plan. . . . . . .                                          6,022          (7)
Dividends declared
 ($.425 per share)
                               ------       --------   -------       -------      ------
December 31, 2000. . . . . .   952,200      (138,200)  (45,704)      (10,758)      6,026

Net income
Other comprehensive income
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $174
Comprehensive income
Purchase of treasury shares.                (29,600)
Shares allocated under
 Employee Stock
 Ownership Plan. . . . . . .                            7,618
Shares earned under
 Recognition and
 Retention Plan. . . . . . .                                        4,880        (3)
Dividends declared
 ($.44 per share)

December 31, 2001. . . . . .   952,200     (167,800)  (38,086)     (5,878)  $  6,023
                              ===========  =========  =======      ========  ========

                                                         (Dollars in thousands)
                                                               Amounts
                                                      Accumu-
                                                      lated
                                                      other     Common      Common
                                                      compre-   shares      shares       Compre-
                              Retained    Treasury    hensive   purchased   purchased    hensive
                              earnings    shares      income    by ESOP     by RRP       income
                              ----------  ----------  --------  -----------  -----------  -------

December 31, 1999. . . . . .  $  7,288    $  (1,516)  $  309       $  (533)      $ (365)

Net income . . . . . . . . .        994                                                    $ 994
Other comprehensive income
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $72. . . . . . . . .                             140                                 140
                                                                                          -------
Comprehensive income . . . .                                                              $1,134
                                                                                          =======
Purchase of treasury shares.                   (370)
Shares allocated under
 Employee Stock
 Ownership Plan. . . . . . .                                            76
Shares earned under
 Recognition and
 Retention Plan. . . . . . .                                                        105
Dividends declared
 ($.425 per share) . . . . .      (348)
                                 -----       ------     ----          ----        -----
December 31, 2000. . . . . .     7,934       (1,886)     449          (457)        (260)

Net income . . . . . . . . .       782                                                    $  782
Other comprehensive income
 Change in unrealized
 gain (loss) on securities
 available-for-sale, net of
 deferred income
 tax of $174 . . . . . . . .                            (337)                               (337)
                                                                                          -------
Comprehensive income . . . .                                                              $  445
                                                                                         =======
Purchase of treasury shares.                   (380)
Shares allocated under
 Employee Stock
 Ownership Plan. . . . . . .                                            76
Shares earned under
 Recognition and
 Retention Plan. . . . . . .                                                         82
Dividends declared
 ($.44 per share). . . . . .      (351)
                              --------    ---------   ------     -----------    --------
December 31, 2001. . . . . .  $  8,365    $  (2,266)  $  112       $  (381)     $  (178)
                              =========  ==========   ======       ========     =======+

--------------------------------
See accompanying notes.



                 HOME CITY FINANCIAL CORPORATION - CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   (Dollars in thousands)
                                                                                  Year ended December 31,
                                                                                 ------------------------
                                                                                         2001      2000
                                                                                      ---------  -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  $    782   $    994
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Premium amortization, net of discount accretion . . . . . . . .                        32          1
    Provision for loan losses . . . . . . . . . . . . . . . . . . .                       140        110
    (Gain) loss on sale of securities . . . . . . . . . . . . . . .                      (426)       (64)
    Depreciation. . . . . . . . . . . . . . . . . . . . . . . . . .                       158         78
    Deferred income taxes . . . . . . . . . . . . . . . . . . . . .                      (123)        73
    Life insurance income, net of expenses. . . . . . . . . . . . .                      (112)       109
    Amortization of intangible. . . . . . . . . . . . . . . . . . .                        39          0
    Employee Stock Ownership Plan compensation expense. . . . . . .                        76         76
    Recognition and Retention Plan compensation expense . . . . . .                        79         98
  FHLB stock dividends. . . . . . . . . . . . . . . . . . . . . . .                      (134)      (110)
  Proceeds from sales of loans. . . . . . . . . . . . . . . . . . .                         0        577
  Net change in:
    Accrued interest receivable . . . . . . . . . . . . . . . . . .                        (1)      (150)
    Accrued interest payable. . . . . . . . . . . . . . . . . . . .                         7         49
    Other assets. . . . . . . . . . . . . . . . . . . . . . . . . .                       (84)      (525)
    Other liabilities . . . . . . . . . . . . . . . . . . . . . . .                       104        499
                                                                                         ------   -------
  Net cash provided by operating activities . . . . . . . . . . . .                       537      1,815

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available-for-sale. . . . . . . . . . . . .                   (15,852)    (1,817)
Proceeds from sales of securities available-for-sale. . . . . . . .                     5,341      1,450
Proceeds from maturities of securities available-for-sale . . . . .                       147         55
Collections on mortgage-backed securities available-for-sale. . . .                       714         88
Acquisition of insurance agency . . . . . . . . . . . . . . . . . .                         0       (100)
Net increase in loans . . . . . . . . . . . . . . . . . . . . . . .                    (4,568)   (14,788)
Purchases of properties and equipment . . . . . . . . . . . . . . .                    (2,177)    (1,344)
Purchase of life insurance. . . . . . . . . . . . . . . . . . . . .                    (1,510)         0
Purchase of FHLB stock. . . . . . . . . . . . . . . . . . . . . . .                      (166)      (408)
                                                                                      --------  ---------
  Net cash used in investing activities . . . . . . . . . . . . . .                   (18,071)   (16,864)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits. . . . . . . . . . . . . . . . . . . . . .                    21,326      5,406
Net change in short-term FHLB advances. . . . . . . . . . . . . . .                    (4,700)     3,700
Proceeds from new long-term FHLB advances . . . . . . . . . . . . .                    11,000     13,725
Payments on long-term FHLB advances . . . . . . . . . . . . . . . .                    (5,936)    (8,979)
Repayment on long-term debt . . . . . . . . . . . . . . . . . . . .                        (6)         0
Net change in advance payments by borrowers for taxes and insurance                        (2)        25
Purchase of common shares for Recognition and Retention Plan. . . .                         0          0
Purchase of treasury shares . . . . . . . . . . . . . . . . . . . .                      (380)      (370)
Cash dividends paid . . . . . . . . . . . . . . . . . . . . . . . .                      (351)      (348)
                                                                                       -------  ---------
  Net cash provided by financing activities . . . . . . . . . . . .                    20,951     13,159
                                                                                      --------   --------

  Net increase (decrease) in cash and cash equivalents. . . . . . .                     3,417     (1,890)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR. . . . . . . . . . .                     1,593      3,483
                                                                                       -------  ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR. . . . . . . . . . . . . .                  $  5,010   $  1,593
                                                                                     =========  =========

----------------------------------------
See accompanying notes.



NOTE  A  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

NATURE  OF  OPERATIONS
Home City Financial Corporation (the "corporation") is a unitary savings and loan holding company which was organized in August of 1996. The principal assets of the corporation are the capital stock of Home City Federal Savings Bank of Springfield (the "bank"), the capital stock of Home City Insurance Agency, Inc. (the "agency") and a loan made to the Home City Financial Corporation Employee Stock Ownership Plan (the "ESOP") for the purchase of common shares of the corporation. The bank provides a variety of financial services to individuals and corporate customers, through their offices in Springfield, Ohio, which is primarily a small industrial area. The bank's primary deposit products are savings accounts and certificates of deposit. Its primary lending products are single-family residential loans, commercial loans and consumer loans. The bank owns 100% of its subsidiary, Homciti Service Corp., which invests in stock of the bank's data service provider and a local joint venture, in both of which it has minority interests. The agency provides a variety of insurance products to individuals and corporate customers in the Springfield area.

The accounting and reporting policies of the corporation and its subsidiaries conform to generally accepted accounting principles and general practices within the financial services industry. The more significant accounting policies are summarized below.

BASIS  OF  CONSOLIDATION
The consolidated financial statements include the accounts of the corporation and all subsidiaries. Significant inter-company accounts and transactions have been eliminated.

USE  OF  ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual  results  could  differ  from  those  estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

A majority of the bank's loan portfolio consists of single-family residential loans in the Springfield, Ohio area. The regional economy depends heavily on some 200 diversified industries. Accordingly, the ultimate collectibility of a substantial portion of the bank's loan portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the bank's allowance for losses on loans. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for loan losses may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
For purposes of the consolidated statements of cash flows, the corporation considers cash and due from banks, interest-bearing demand deposits in other banks and federal funds sold to be cash equivalents. The following are supplemental disclosures for the consolidated statements of cash flows for the years ended December 31, 2001 and 2000:




                                                (Dollars in thousands)


                                                          2001    2000
                                                        ------  ------

Cash paid during the year for interest . .              $6,658  $5,690
Cash paid during the year for income taxes                 332     363


INVESTMENT  SECURITIES
All investment and mortgage-backed securities are classified as available-for-sale. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Unrealized holding gains and losses, net of deferred tax, on available-for-sale securities are reported as a net amount in a separate component of equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity. No investment securities are considered derivative securities.

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of individual securities to their value. The related write-downs are included in earnings as realized losses.

LOANS
Loans are stated at unpaid principal balances, less the allowance for loan losses, net deferred loan fees and loans-in-process. Interest income is recognized on an accrual basis. Loans are placed on nonaccrual status when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income on nonaccrual loans is recognized only to the extent of interest payments received.

Effective January 1, 1995, the corporation adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan and Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures ("SFAS No. 114 and 118"). Under the corporation's credit policies and practices, all loans with specific reserves meet the definition of impaired loans under SFAS No. 114 and
118. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 114 and 118 did not have a material effect on the corporation's financial position or results of operations.

Loan origination fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

ALLOWANCE  FOR  LOAN  LOSSES
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

PROPERTIES  AND  EQUIPMENT
Properties  and  equipment  are  stated  at  cost less accumulated depreciation.
Depreciation of property and equipment is computed principally on the straight-line method over their estimated useful lives. The estimated lives of buildings and improvements ranged from 10 to 50 years. The estimated lives of equipment ranged from 5 to 25 years.

REAL  ESTATE  OWNED
Real estate owned is stated at fair value less estimated costs to sell. When a property is acquired, the excess of the recorded investment in the property over fair value, if any, is charged to the allowance for loan losses. Subsequent declines in the estimated fair value, net operating results and gains or losses on disposition of the property are included in other expenses.

GOODWILL
Goodwill represents the excess of the cost of the business acquired over the fair value of the net assets at the date of acquisition and is being amortized on the straight-line basis over 15 years. No amortization expense was charged to operations for 2000.

COVENANT  NOT  TO  COMPETE
The  cost of the Covenant not to Compete is being amortized over the term of the
contract,  which  is  12    years.

STOCK OPTIONS
The corporation has elected to continue accounting for employee stock compensation plans under APB Opinion 25 and related interpretations. However, the Corporation discloses in the Notes to Consolidated Financial Statements in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and the equity instruments based on the fair value of those instruments.

DERIVATIVE FINANCIAL INSTRUMENTS
The  corporation  has  no  derivative  financial  instruments.

INCOME  TAXES
The corporation, bank and service corporation each filed separate tax returns during 1998. Beginning with the tax year ended December 31, 1999, tax returns were filed on a consolidated basis for the respective calendar years. The effects of current or deferred taxes are recognized as a current and deferred tax liability or asset based on current tax laws. Accordingly, income tax expense in the consolidated statements of income includes charges or credits to properly reflect the current and deferred tax asset or liability.

EARNINGS  PER  SHARE
The weighted-average number of shares of common stock used in calculating earnings per share was determined by reducing outstanding shares by treasury shares, unallocated ESOP shares and unvested Recognition and Retention Plan (the "RRP") shares. The effect of stock options on weighted-average shares outstanding is calculated using the Treasury Stock method. Fully diluted shares outstanding include the maximum dilutive effect of stock issuable upon exercise of common stock options and unallocated ESOP and RRP shares of common stock.


CAPITALIZED INTEREST
The corporation follows the policy of capitalizing interest as a component of the cost of premises and equipment constructed for its own use. In 2000, total interest incurred was $55,000, of which none was charged to operations.

RECLASSIFICATIONS
Certain  amounts  have  been reclassified to conform with the 2001 presentation.


NOTE  B  -  BUSINESS  CONVERSION

In September 1996, the bank's Board of Directors adopted a Plan of Conversion (the "conversion") whereby the bank would convert to the stock form of ownership, followed by the issuance of all the bank's outstanding common stock to a newly formed holding company, Home City Financial Corporation. On December 30, 1996, the bank completed its conversion to the stock form of ownership, and issued all of the bank's outstanding common shares to the corporation. In connection with the conversion, the corporation sold 952,200 shares at a price of $10.00 per share which, after consideration of offering expenses totaling approximately $437,000, and shares purchased by employee benefit plans totaling $762,000, resulted in net cash proceeds of approximately $8.3 million.

At the date of the conversion, the bank established a liquidation account in an amount equal to retained earnings reflected in the balance sheet used in the conversion offering circular. The liquidation account is maintained for the benefit of eligible savings account holders who maintained deposit accounts in the bank after conversion.

NOTE  C  -  INVESTMENT  AND  MORTGAGE-BACKED  SECURITIES

The amortized cost of securities available-for-sale and their approximate fair values are as follows:




                                                                        (Dollars in thousands)


                                                   At December 31, 2001                                  At December 31, 2000
                                                  ---------------------                                  ---------------------
                                                           Gross                  Gross                              Gross
                                    amortized              unrealized             unrealized    Fair     Amortized   unrealized
                                    cost                   gains                  losses        value    cost        gains
Investment securities
----------------------            ------------            -----------            -----------   ------   ----------   -----------

Federal
  agencies . . . . . . . . . . . .  $  360                  $  0                  $  (4)        $  356   $  1,292    $  5

State &
  Municipal
  securities. . . . . . . . .        1,269                     1                    (33)         1,237        997      12

Equity securities. . . . . . .       2,148                   292                    (25)         2,415        647     674
                                    -------                 -----                  ------        ------      -----    -----

Total investment
        securities                   3,777                   293                    (62)         4,008      2,936     691

Mortgage-backed securities
----------------------------------

GNMA, FHLMC
 & FNMA
 certificates. . . . .               9,664                    30                    (91)         9,603        462       2
                                   --------                -------                 ------       -------      -----     ----

Total securities . . . .         $  13,441                $  323                $  (153)     $  13,611   $  3,398   $ 693
                                 =========                =======               ========     =========   ========== =======




                                    Gross
                                    unrealized    Fair
                                    losses        value
Investment securities
---------------------              -----------   -------

Federal
  agencies . . . . . . . . . . . .  $   (2)       $1,295

State &
 municipal
 securities. . . . . . . . . . . .      (3)        1,006

Equity securities. . . . . . . . .      (3)        1,318
                                    -------       ------

Total investment
    securities                          (8)        3,619

Mortgage-backed securities
----------------------------------

GNMA, FHLMC
 & FNMA
 certificates. . . . . . . . . . .      (4)          460
                                    ------------  ------

Total securities . . . . . . . . .  $  (12)       $4,079
                                    =======       ======

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2001, by contractual maturity, are as follows:






                                                           (Dollars in thousands)
                                           Investment                          Mortgage-backed
                                           securities                          securities
                                         --------------                         ---------------
                                    Amortized                Fair              Amortized   Fair
                                    cost                     value             cost        value
                                    ----------             ---------           ----------  ------

One year or less . . . . . . . . .  $     25                $   25             $     0     $    0
After one year through five years.       200                   200                   0          0
After five years through ten years        66                    65                 736        740
After ten years. . . . . . . . . .     1,338                 1,302               8,928      8,863
Equity securities. . . . . . . . .     2,148                 2,416                   0          0
                                    --------                 ------            ----------  ------

Total. . . . . . . . . . . . . . .  $  3,777                $4,008             $ 9,664     $9,603
                                    ========                =======            =======     ======


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

Investment securities with a carrying value of approximately $1,550,000 and $314,000 were pledged at December 31, 2001 and 2000, respectively, to secure certain deposits.

During 2001, the corporation sold securities available-for-sale for total proceeds of approximately $5,341,000 resulting in $429,000 in gross realized gains and $3,000 in gross realized losses. During 2000, the corporation sold securities available-for-sale for total proceeds of approximately $1,450,000 resulting in $71,000 in gross realized gains and $7,000 in gross realized losses.



NOTE  D  -  LOANS

Loans  at  December  31,  2001  and  2000,  are  summarized  as  follows:




                                                            (Dollars in thousands)

                                                                  2001       2000
                                                              ---------  ---------
Loans secured by real estate:
 One- to four-family residential properties. . . . . . . . .  $ 58,021   $ 58,525
 Multifamily (five or more) residential properties . . . . .     6,747      4,197
 Nonresidential properties . . . . . . . . . . . . . . . . .    29,754     25,941
 Land. . . . . . . . . . . . . . . . . . . . . . . . . . . .       720        868
 Construction. . . . . . . . . . . . . . . . . . . . . . . .     1,477      4,692
Consumer . . . . . . . . . . . . . . . . . . . . . . . . . .     7,271      6,888
Commercial . . . . . . . . . . . . . . . . . . . . . . . . .    11,900     10,366
                                                              ---------  ---------

Total. . . . . . . . . . . . . . . . . . . . . . . . . . . .   115,890    111,477
Allowance for loan losses. . . . . . . . . . . . . . . . . .      (517)      (532)
                                                              ---------  ---------

Net loans. . . . . . . . . . . . . . . . . . . . . . . . . .  $115,373   $110,945
                                                              =========  =========

An analysis of the allowance for loan losses is as follows:
                                                             (Dollars in thousands)

                                                                  2001       2000
                                                              ---------  ---------

Balance, beginning of year . . . . . . . . . . . . . . . . .  $    532   $    491

Provision for loan losses. . . . . . . . . . . . . . . . . .       140        110
Loans charged off. . . . . . . . . . . . . . . . . . . . . .      (180)       (69)
Recoveries . . . . . . . . . . . . . . . . . . . . . . . . .        25          0
                                                              ---------  ---------

Balance, end of year . . . . . . . . . . . . . . . . . . . .  $    517   $    532
                                                              =========  =========


At December 31, 2001 and 2000, the bank had no impaired loans as determined in accordance with SFAS No. 114 and No. 118. The average recorded investment in impaired loans amounted to approximately $0 and $0 for the years ended December 31, 2001 and 2000, respectively. No interest income on impaired loans was recognized for cash payments received for the years ended December 31, 2001 and 2000. At December 31, 2001 and 2000, the bank had nonaccrual loans of approximately $867,000 and $72,000, respectively, for which impairment had not been recognized.

The bank has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.

At December 31, 2001 and 2000, the bank serviced loans for others with principal balances of $2,336,000 and $1,990,000, respectively.

In the ordinary course of business, the bank has and expects to continue to have transactions, including borrowings, with its officers, directors, shareholders, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the bank. All loans to such borrowers are summarized as follows:






                                     (Dollars in thousands)

Balance, December 31, 2000.                       $  963

New loans . . . . . . . . .                        1,433
Payments. . . . . . . . . .                         (456)
                                                  -------

Balance, December 31, 2001.                       $1,940
                                                  =======


NOTE  E  -  PROPERTIES  AND  EQUIPMENT

A summary of properties and equipment at December 31, 2001 and 2000,follows:






                                      (Dollars in thousands)

                                              2001     2000
                                             -------  -------

Land . . . . . . . . . . .                 $   830   $  114
Buildings and improvements                   2,608      442
Equipment. . . . . . . . .                   1,597      592
Construction in process. .                       0    1,709
                                             -------  -------

                                             5,035    2,857
Accumulated depreciation .                    (735)    (576)
                                             -------- -------

Total. . . . . . . . . . .                $  4,300   $2,281
                                            =======  =======


The corporation leases the premises of Home City Insurance Agency, Inc. from an affiliate. The lease is classified as an operating lease and provides for minimum annual rentals of $22,000 through 2002. The lease is renewable for up to three consecutive one-year terms.





NOTE  F  -  CASH  SURRENDER  VALUE  OF  LIFE  INSURANCE

In September 1995, the bank purchased life insurance policies on each of its non-employee directors. The bank is the beneficiary of such policies. At
December 31, 2001 and 2000, there were no notes payable to the insurance company.



NOTE  G  -  DEPOSITS

Deposit account balances at December 31, 2001 and 2000, are summarized as follows:






                                                (Dollars in thousands)
                                                  2001                   2000
                                                 ------                -------
                                              Amount.     Percent  Amount   Percent
-----------------------------                 -------     -------  -------  -------
Noninterest-bearing accounts.                $   3,230     3.4%  $ 2,102    2.8%
NOW and money market accounts                    2,704     2.8     1,660    2.2
Savings accounts. . . . . . .                   17,304    17.9    12,192   16.2
Certificates of deposit . . .                   73,165    75.9    59,123   78.8
                                             ---------   ------  -------- ------

Totals. . . . . . . . . . . .  .             $  96,403   100.0%  $ 75,077  100.0%
                                             ==========  ======= ========  ======


The aggregate amount of jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $18,805,000 and $15,444,000 at December 31, 2001 and 2000, respectively. Deposits in excess of $100,000 are not insured by the FDIC.

At December 31, 2001, the scheduled maturities of certificates of deposit are as follows:





                 (Dollars in thousands)

 2002. . . . . .  . . .  $45,890
 2003. . . . . . .  . .   23,075
 2004. . . . . . .  . .    3,410
 2005. . . . . . . .  .      180
 2006 and thereafter  .      610
                         -------

 Total . . . . . . . .   $73,165
                         =======


The bank held related party deposits of approximately $312,000 and $847,000 at December 31, 2001 and 2000, respectively.

NOTE  H  -  FEDERAL  HOME  LOAN  BANK  ("FHLB")  ADVANCES

Federal Home Loan Bank advances are comprised of the following at December 31, 2001 and 2000.




                                                                (Dollars in thousands)

                                                          Current
                                                          interest        BALANCE
                                                          rate        2001       2000
                                                          ---------  ------  ---------
Variable-rate advances, with monthly interest payments:
 Advance due in 2001. . . . . . . . . . . . . . . . . .               $     0    $  4,700
 Advance due in 2002. . . . . . . . . . . . . . . . . .   2.20%           728         728
 Advance due in 2003. . . . . . . . . . . . . . . . . .                     0       1,500
 Advance due in 2008. . . . . . . . . . . . . . . . . .                     0       4,000
 Advance due in 2011. . . . . . . . . . . . . . . . . .   5.08%        11,000           0

Fixed-rate advances, with monthly principal
and interest payments:
 Advance due in 2001. . . . . . . . . . . . . . . . . .                      0         61
 Advance due in 2003. . . . . . . . . . . . . . . . . .   6.44%            636        692
 Advance due in 2004. . . . . . . . . . . . . . . . .     8.35%            180        240
 Advance due in 2005. . . . . . . . . . . . . . . . . .   8.32%            396        489
 Advance due in 2006. . . . . . . . . . . . . . . . . .   6.55%          1,531      1,674
 Advance due in 2007. . . . . . . . . . . . . . . . .     6.57%          1,825      1,825
 Advance due in 2008. . . . . . . . . . . . . . . . . .   5.00%          1,000      1,000
 Advance due in 2009. . . . . . . . . . . . . . . . . .   5.74%          9,500      9,500
 Advance due in 2010. . . . . . . . . . . . . . . . . .   6.01%          8,519      8,542
                                                                        ------    -------

Total Federal Home Loan Bank advances . . . . . . . . .   5.64%       $ 35,315    $34,951
                                                                      ========    =======

FHLB advances are collateralized by all shares of FHLB stock owned by the bank (totaling $2,079,000) and by a portion of the bank's mortgage loan portfolio (totaling approximately $44,870,000). As of December 31, 2001, the bank had approximately an additional $13,151,000 of qualified mortgage loans that could be used to collateralize additional borrowings. Based upon the bank's eligible mortgage collateral, total FHLB advances are limited to approximately $44,467,000.

The aggregate minimum future annual principal payments on FHLB advances are $1,116,000 in 2002, $914,000 in 2003, $349,000 in 2004, $327,000 in 2005, and
$32,609,000  after  2005.

NOTE  I  -  NOTE  PAYABLE

The  following  is  a  summary  of long-term debt at December 31, 2001 and 2000.




                                                          (Dollars in thousands)

                                                            2001            2000
                                                            ------         ------
Note payable to affiliate, due June 1, 2012,
   with monthly interest payments at 6.40%
   payable through June 1, 2003, plus ten annual
   installment payments of $39,000 beginning
   June 1, 2003 . . . . . . . . . . . . . . . . .           $ 307           $ 313
                                                            ======          =====


NOTE  J  -  FEDERAL  INCOME  TAXES

The components of income tax expense (benefit) for the years ended December 31, 2001, 2000 and 1999, are as follows:


                                         (Dollars in thousands)

                                          2001   2000    1999
                                         -----   -----   ----
Federal income tax expense
 Current tax expense. . . . . .           $ 288  $ 275   $ 454
 Deferred tax expense (benefit)            (123)    86     (42)
                                          ------  -----  ------

 Total. . . . . . . . . . . . .           $ 165  $ 361   $ 412
                                          ======  =====  ======


A reconciliation of the federal statutory tax rate to the corporation's effective tax rate for the years ended December 31, 2001, 2000 and 1999, are as follows:




                                                      2001     2000     1999
                                                      ----     ----     ----


Federal income tax statutory rate. . . . . . . . . .  34.0%    34.0%    34.0%

 Tax-exempt income, less disallowed interest expense  (9.0)    (3.8)    (2.5)
 Other, net. . . . . . . . . . . . . . . . . . . . .  (7.6)    (3.5)    (1.8)
                                                      -----    -----    -----

Actual effective income tax rate . . . . . . . . . .  17.4%    26.7%    29.7%
                                                      =====    =====    =====


The tax effect of temporary differences which comprise the significant portions of the corporation's deferred tax assets and deferred tax liabilities as of December 31, 2001 and 2000, are as follows:


                                                                 (Dollars in thousands)
                                                                 2001             2000
                                                                ------           -----
Deferred tax assets
 Nonaccrual loan interest. . . . . . . . . . . . . . .           $   15          $   1
 Allowance for loan losses . . . . . . . . . . . . . .              201            158
 Employee benefits . . . . . . . . . . . . . . . . . .               90             96
 Other . . . . . . . . . . . . . . . . . . . . . . . .               19              0
                                                                 -------         ------

                                                                    325            255
                                                                  ------         ------

Deferred tax liabilities
 Accumulated depreciation. . . . . . . . . . . . . . .              (55)           (41)
 Net deferred loan costs . . . . . . . . . . . . . . .              (43)          (109)
 Net unrealized gain on securities available-for-sale.              (58)          (232)
                                                                   -----          -----

                                                                   (156)          (382)
                                                                   -----         ------

Total net deferred tax assets (liabilities). . . . . .           $   169         $(127)
                                                                 =======         ======


Included in retained earnings at December 31, 2001 and 2000, is approximately $1,084,000 in bad debt reserves for which no deferred federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes before 1988. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $368,000.



NOTE  K  -  DIVIDEND  RESTRICTION

The bank, as a federally chartered savings bank, is subject to the dividend restrictions set forth by the Office of Thrift Supervision (the "OTS"). Under regulations of the OTS applicable to converted savings associations, the bank is not permitted to pay a cash dividend on its capital stock if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the Liquidation Account or the applicable regulatory capital requirements prescribed by the OTS.

An application must be submitted and approval from the OTS must be obtained (1) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that calendar year to date plus the bank's retained net income for the preceding two years; (2) if the bank will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the bank and the OTS (or the FDIC), or a condition imposed on the bank in an OTS-approved application or notice; or (4) if the bank has not received certain favorable examination ratings from the OTS.


NOTE  L  -  EARNINGS  PER  SHARE

Earnings per share ("EPS") is computed in accordance with SFAS No. 128, Earnings per share, which was adopted by the corporation as of December 31, 1997. Diluted EPS is computed using the treasury stock method, giving effect to potential additional common shares that were outstanding during the period. Potential dilutive common shares include shares held by the corporation's ESOP that are committed for release, shares awarded but not disbributed under the corporation's RRP, and stock options granted under the Stock Option Plan. Following is a summary of the effect of diluted securities in weighted-average number of shares (denominator) for the basic and diluted EPS calculations. There are no adjustments to net income.






                                                       2001       2000
                                                      -------     -------
Weighted-average common shares outstanding - basic .   745,990    751,216

Effect of dilutive securities on number of shares

RRP shares . . . . . . . . . . . . . . . . . . . . .     9,459     15,294
ESOP shares. . . . . . . . . . . . . . . . . . . .  .   45,704     53,322
Stock options. . . . . . . . . . . . . . . . . . .  .    4,636          0
                                                        -------   -------

Total dilutive securities. . . . . . . . . . . .  . .   59,799     68,616
                                                       -------    -------

Weighted-average common shares outstanding - diluted   805,789    819,832
                                                       =======    =======


NOTE  M  -  EMPLOYEE  BENEFITS

401(K)  PROFIT  SHARING  PLAN
In 1994, the bank initiated a 401(k) Profit Sharing Plan. The plan covers all of the bank's employees who are over 21 years old with at least one year of service. Participants may make salary savings contributions up to 15% of their compensation, 75% of which will be matched by the bank, up to 6% of each employee's salary. Profit sharing expense for the years ended December 31, 2001 and 2000, was $34,000 and $28,000, respectively.

PENSION  PLAN
The bank withdrew its participation in the Financial Institutions Retirement Fund (the 'Fund") effective January 1, 2001, at which time it enhanced the above-mentioned 401(k) Profit Sharing Plan from a 50% to a 75% match by the bank. The Fund covered all of the bank's employees who were over 21 years old with at least one year of service. Therefore, pension expense for the years ended December 31, 2001 and 2000, was $0 and $0, respectively.

INCENTIVE  COMPENSATION  PLAN
The bank has an incentive compensation plan that covers all employees who are normally scheduled to work 1,040 hours or more per year. The bank's contributions pursuant to the plan are based on a formula contained in the plan which incorporates factors relating to the bank's performance and are contingent upon the bank's attainment of certain levels of earnings, as defined in the plan. Incentive compensation plan expense for the years ended December 31, 2001 and 2000, was $46,000 and $59,000, respectively.

NOTE  N  -  STOCK  REPURCHASE  PROGRAM

During 2001, the corporation received regulatory approval to repurchase up to 5% of its outstanding shares. During the year ended December 31, 2001, 29,600 common shares were repurchased at an average price of $12.82 per share. During 2000, the corporation previously received regulatory approval to repurchase 5% of its outstanding shares. During the year ended December 31, 2000, 29,390 common shares were repurchased at an average price of $12.60 per share.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock-based compensation plans.

NOTE  O  -  STOCK-BASED  COMPENSATION  PLANS

EMPLOYEE  STOCK  OWNERSHIP  PLAN  ("ESOP")
As part of the conversion transaction (see NOTE B), an ESOP was established for the benefit of employees of the corporation and the bank, age 21 or older, who have completed at least one year of full-time service. The ESOP borrowed
$762,000 from the corporation and used those funds to acquire 76,176 common shares of the corporation at $10 per share.

Shares issued to the ESOP are allocated to ESOP participants based on principal and interest payments made by the ESOP on the loan. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the corporation's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur in even annual amounts over a ten-year period. However, in the event contributions exceed the minimum debt service requirements, additional principal payments will be made. ESOP compensation expense for the years ended December 31, 2001 and 2000, was $83,000 and $99,000, respectively. Shares held by the ESOP at December 31, 2001 and 2000, are as follows:




                                   2001       2000
                                  ---------  ---------
Allocated shares . .  . . . . .    37,914     26,634
Shares allocated . . . . .. . .     9,449     11,280
Additional shares acquired. . .         0          0
Shares distributed . . . .. . .         0          0
                                 ---------  ---------

 Total allocated shares. .. . .    47,363     37,914
                                 ---------  ---------

Unallocated shares . . . .. . .    54,857     66,137
Shares released for allocation     (9,449)   (11,280)
Additional shares acquired . .          0          0
                                 ---------  ---------

 Total unallocated shares. . .     45,408     54,857
                                 ---------  ---------

 Total ESOP shares . . . . . .     92,771     92,771
                                 =========  =========

Fair value of unallocated shares $544,000   $514,000
                                 =========  =========



RECOGNITION  AND  RETENTION  PLAN  ("RRP")
A recognition and retention plan was authorized at the October 20, 1997, Annual Meeting of Shareholders. The RRP is a restricted stock award plan. The RRP is administered by a committee of directors of the corporation. The committee selects recipients and terms of award pursuant to the plan. The total number of shares made available under the plan was 38,088.

RRP awards vest in five equal annual installments, subject to the continuous employment of the recipients as defined under such plans. Compensation expense for the RRP is based upon market price at the date of grant and is recognized on a pro rata basis over the vesting period of the awards. RRP expense for the years ended December 31, 2001 and 2000, was $81,000 and $110,000, respectively. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the accompanying consolidated balance sheets.

STOCK  OPTION  PLAN  ("SOP")
A stock option plan was authorized at the October 20, 1997, Annual Meeting of Shareholders. The SOP is administered by a committee of directors of the corporation. The committee selects recipients and terms of awards pursuant to the plan. The maximum number of common shares which may be issued under the SOP is 131,422 shares with a maximum term of ten years for each option from the date of grant. The initial awards were granted on October 20, 1997, at the fair value of the common stock on that date ($16.125). Due to the distribution of capital in 1998, the number of shares granted was increased from 71,415 to 98,565, and the exercise price was decreased from $16.125 to $11.70. The initial awards vest in equal installments over a five-year period from the grant date and expire during October 2007. Unvested options become immediately exercisable in the event of death or disability.

Option  activity  under  the  SOP  is  as  follows:



                                           Weighted-
                                           average
                                Number of  exercise
                                shares     price
                               ---------  ---------

Outstanding December 31, 1999   98,565    $   11.70
 Granted. . . . . . . . . . .        0         0.00
 Exercised. . . . . . . . . .        0         0.00
 Canceled . . . . . . . . . .        0         0.00
                               -------     --------
Outstanding December 31, 2000   98,565        11.70
 Granted. . . . . . . . . . .        0         0.00
 Exercised. . . . . . . . . .        0         0.00
 Canceled . . . . . . . . . .        0         0.00
                               -------     --------
Outstanding December 31, 2001   98,565    $   11.70
                             =========    =========



At December 31, 2001, 32,857 shares were available for future grants under the SOP.

Additional information regarding options outstanding as of December 31, 2001, is as follows:




                                           Weighted-average
Exercise   Options           Options       remaining
Price      outstanding       exercisable   contractual life
---------  ----------------  -----------  ---------------
11.70      98,565            80,159        5.8 years


Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") which became effective for 1996, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation. Accordingly, the following pro forma information presents net income and earnings per share had the standard's fair value method been used to measure compensation cost for the SOP. In future years, the pro forma effect of not applying this standard is expected to increase as additional options are granted.

The corporation's calculations were made using the Black-Scholes option pricing model with the following weighted-average assumptions:






                    OCTOBER 1997 GRANT
Risk-free interest rate.   6.23%
Expected dividend. . . .   2.54%
Expected lives, in years     10
Expected volatility. . .  23.96%





The weighted-average grant-date fair value of options granted during October 1997 was $3.88. The corporation's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. Had compensation cost for these awards been determined with SFAS No. 123, the corporation's net income and earnings per share would have been reduced to the following pro forma amounts:




                                            (Dollars in thousands,
                                            except per share data)

                                                   Year ended December 31,
                                                -------------------------
Net income: . . . . . . . . . . . .                       2001   2000
                                                         -----  -----

 As reported. . . . . . . . . . . .                   $    782  $ 994
 Pro forma. . . . . . . . . . . . .                   $    782  $ 994
Earnings per common share - basic
 As reported. . . . . . . . . . . .                   $   1.05  $1.32
 Pro forma. . . . . . . . . . . . .                   $   1.05  $1.32
Earnings per common share - diluted
 As reported. . . . . . . . . . . .                   $   0.97  $1.21
 Pro forma. . . . . . . . . . . . .                   $   0.97  $1.21


NOTE  P  -  REGULATORY  MATTERS

The bank is subject to various regulatory capital requirements administered by its primary federal regulator, the OTS. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the bank and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk-weightings, and other factors.

The capital adequacy regulations of the OTS require that savings associations maintain tangible capital equal to at least 1.5% of adjusted total assets, core capital of at least 4.0% of adjusted total assets (except for those associations with the highest examination rating and acceptable levels of risk), and risk-based capital of at least 8.0% of risk-weighted assets. At December 31, 2001, the bank's capital exceeded all of such requirements.

As of December 31, 2001, the most recent notification from the OTS, the bank was categorized as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized under the prompt corrective action regulations, the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following tables. There are no conditions or events since the most recent notification that management believes have changed the bank's prompt corrective action category.

The following reconciliation compares the bank's capital under GAAP to its regulatory capital, at December 31, 2001:



                                                                   (Dollars in thousands)
                                                               Risk-based              Tier I
                                                               capital                 capital
                                                               -----------            ---------

Equity per GAAP . . . . . . . . . . . . . . . . . . . . . . .  $   11,220              $ 11,220
Less unrealized gain on securities available-for-sale,
 net of applicable income taxes . . . . . . . . . . . . . . .        (112)                 (112)
Less equity investments . . . . . . . . . . . . . . . . . . .        (154)                    0
Plus allowance for loan losses. . . . . . . . . . . . . . . .         517                     0
Plus unrealized gains on equity securities available-for-sale         120                     0
                                                                ----------              --------

Regulatory capital. . . . . . . . . . . . . . . . . . . . . .  $   11,591              $ 11,108
                                                               ==========              =========



The  bank's  actual  and  required  capital  amounts  and ratios are as follows:

                                                                           (Dollars in thousands)
                                                                                                     To be well
                                                                            Minimum required         capitalized under
                                                                            for capital              Prompt Corrective
                                              Actual                        adequacy purposes        action provisions
                                             -------                        ------------------       -----------------
                                      Amount            Ratio               Amount     Ratio        Amount      Ratio
                                     --------          ------              -------    -------       ------      ------

As of December 31, 2001:
 Total Risk-Based Capital
   (to Risk-Weighted Assets)          $  11,591        10.6%                $  8,751   8.0%        $ 10,938    10.0%
 Tier I Capital
   (to Risk-Weighted Assets)             11,108        10.2%                     N/A   N/A            6,563     6.0%
 Tier I Capital
   (to Total Assets) . . . .             11,108         7.7%                   5,784   4.0%           7,230     5.0%
 Tangible Capital
   (to Total Assets) . . . .             11,108         7.7%                   2,169   1.5%             N/A     N/A


As of December 31, 2000:
 Total Risk-Based Capital
   (to Risk-Weighted Assets)          $  11,759        12.9%               $   7,296   8.0%        $ 9,120     10.0%
 Tier I Capital
   (to Risk-Weighted Assets)             10,831        11.9%                     N/A   N/A           5,472      6.0%
 Tier I Capital
   (to Total Assets) . . . .             10,831         8.8%                   4,917   4.0%          6,146      5.0%
 Tangible Capital
   (to Total Assets) . . . .             10,831         8.8%                   1,844   1.5%            N/A       N/A



NOTE  Q  -  FINANCIAL  INSTRUMENTS  WITH  OFF-BALANCE  SHEET  RISK

In the normal course of business, the bank has various outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

The  bank  had  outstanding  commitments  to  originate  loans  as  follows:




                                                     (Dollars in thousands)

                                 At December 31, 2001                At December 31, 2000
                                -----------------------              --------------------

                         Fixed       Adjustable                      Fixed        Adjustable
                         rate        rate            Total           rate         rate      Total
                         -------  ---------------------  -------  -----------  ------    -------

Undisbursed balance
 of loans closed-
 mortgage loans . . . .  $  1,477    $     0         $ 1,477        $  1,315     $    0   $  1,315
First mortgage
 loans. . . . . . . . .     1,138         19           1,157           2,899         98      2,997
Consumer and
 other loans. . . . . .       546        803           1,349             125        873        998
Open-end consumer loans         0      3,240           3,240               0      2,429      2,429
Commercial loans. . . .       485      4,888           5,373             500      5,140      5,640
                         --------    -------         -------        --------     -------    ------

Total . . . . . . . . .  $  3,646  $   8,950         $12,596        $  4,839     $8,540    $13,379
                         ========  =========         =======        ========    ========   =======


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

The bank has not been required to perform on any financial guarantees during the past three years. The bank has not incurred any losses on its commitments during the past three years.

The bank maintains deposit accounts at four banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. Cash at three of these institutions exceeded federally insured limits. The amount in excess of the FDIC limit totaled $1,632,000.



NOTE  R  -  FAIR  VALUES  OF  FINANCIAL  INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excluded certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the corporation.

The following methods and assumptions were used by the bank in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

Time deposits: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For adjustable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed-rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amount of accrued interest approximates fair value.

Borrowed funds: The fair values for borrowed funds are estimated using a discounted cash flow calculation that applies interest rates currently being offered on like-type borrowed funds.

The estimated fair values of the corporation's financial instruments are as follows:




                                                 (Dollars in thousands)

                                                     DECEMBER 31,
                                   ------------------------------------------------
                                          2001                       2000
                                          -----                     ------
                                   Carrying       Fair         Carrying        Fair
                                   amount         value        amount          value
                                   -----------    ------       ---------      ------
Financial assets:
 Cash and cash equivalents . . .  $  5,010        $  5,010     $  1,593        $  1,593
 Time deposits . . . . . . . . .        24              23           24              23
 Investment securities . . . . .     4,008           4,008        3,619           3,619
 Mortgage-backed securities. . .     9,603           9,603          460             460
 Loans . . . . . . . . . . . . .   115,373         116,218      110,945         112,074
 Stock in Federal Home Loan Bank     2,079           2,079        1,779           1,779
 Accrued interest receivable . .       671             671          670             670
 Life insurance. . . . . . . . .     2,695           2,695        1,073           1,073

Financial liabilities:
 Deposits. . . . . . . . . . . .    96,403          97,978       75,077          75,063
 Borrowed funds. . . . . . . . .    35,315          35,225       34,951          34,901
 Accrued interest payable.             234             234          227             227

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the bank's financial instruments with off-balance sheet risk are disclosed in NOTE Q. No derivatives were held by the bank for trading purposes. It is not practical to estimate the value of Federal Home Loan Bank stock because it is not marketable. The carrying amount of that investment is reported in the consolidated balance sheet.

NOTE  S  -  PARENT  COMPANY  FINANCIAL  INFORMATION

Condensed financial information for Home City Financial Corporation (parent company only) follows:

                                    BALANCE SHEETS

                                                          (Dollars in thousands)


                                                           December 31,
                                                          -------------
                                                         2001           2000
                                                        ------        ------
Assets
Interest-earning savings deposit with subsidiary bank  $   140          $   179
Investment in subsidiary bank . . . . . . . . . . . .   11,219           11,281
Investment in insurance agency. . . . . . . . . . . .       84              150
Other assets. . . . . . . . . . . . . . . . . . . . .      242              199
                                                       --------         -------

 Total assets . . . . . . . . . . . . . . . . . . . .  $ 11,685         $11,809
                                                       ========         =======

Liabilities and shareholders' equity
Accrued expense and other liabilities . . . . . . . .  $     10         $     3
Shareholders' equity. . . . . . . . . . . . . . . . .    11,675          11,806
                                                       --------         -------

 Total liabilities and shareholders' equity . . . . .  $ 11,685         $11,809
                                                       ========         =======





                                     STATEMENTS OF INCOME

                                                               (Dollars in thousands)


                                                              Year ended December 31,
                                                             -------------------------

                                                               2001              2000
                                                              --------         ------
Income
Dividends from subsidiary bank. . . . . . . . . . . . . . .    $ 635             $ 800
Interest income . . . . . . . . . . . . . . . . . . . . . .       45                52
Other income. . . . . . . . . . . . . . . . . . . . . . . .        0                 1
                                                               ------            ------
 Total income . . . . . . . . . . . . . . . . . . . . . . .      680               853

Expense
Interest expense. . . . . . . . . . . . . . . . . . . . . .        0                 0
Other expense . . . . . . . . . . . . . . . . . . . . . . .      139               154
                                                               ------            ------
 Total expense. . . . . . . . . . . . . . . . . . . . . . .      139               154
                                                               ------            ------
Income before income taxes and undistributed
 earnings of subsidiaries . . . . . . . . . . . . . . . . .      541               699
Income tax benefit. . . . . . . . . . . . . . . . . . . . .      (32)              (24)
                                                               ------            ------
Income (loss) before undistributed earnings of subsidiaries      573               723
Undistributed earnings of subsidiaries. . . . . . . . . . .      209               271
                                                               ------            ------
 Net income . . . . . . . . . . . . . . . . . . . . . . . .  $   782             $ 994
                                                             ========            ======



                                     STATEMENTS OF CASH FLOWS

                                              (Dollars in thousands)
                                                    Year ended
                                                   December 31,
                                                   ------------
                                                   2001    2000
                                                  ------  ------
Cash flows from operating activities
Net income from operating activities . . . . . .  $ 782   $ 994
Adjustments to reconcile net income to net cash
 flows from operating activities:
Equity in undistributed earnings of subsidiaries   (209)   (271)
Deferred income taxes. . . . . . . . . . . . . .    (38)      0
Compensation expense for ESOP. . . . . . . . . .     76      76
Compensation expense for RRP . . . . . . . . . .     79      98
Net increase (decrease) in other assets. . . . .     20     (41)
Net decrease in other liabilities. . . . . . . .    (18)     (1)
                                                  ------  ------
 Net cash from operating activities. . . . . . .    692     855

Cash flows from financing activities
Payments on notes payable. . . . . . . . . . . .      0       0
Purchase of insurance agency . . . . . . . . . .      0    (160)
Purchase of treasury shares. . . . . . . . . . .   (380)   (370)
Purchase of common shares by RRP . . . . . . . .      0       0
Cash dividends paid. . . . . . . . . . . . . . .   (351)   (348)
                                                  ------  ------
 Net cash used in financing activities . . . . .   (731)   (878)

Net decrease in cash and cash equivalents. . . .    (39)    (23)
Cash and cash equivalents at beginning of year .    179     202
                                                  ------  ------

 Cash and cash equivalents at end of year. . . .  $ 140   $ 179
                                                  ======  ======



NOTE  T  -  QUARTERLY  FINANCIAL  DATA  (UNAUDITED)


                                          (Dollars in thousands, except per share data)
                                               First     Second    Third     Fourth
                                               Quarter   Quarter   Quarter   Quarter
                                               --------  --------  --------  --------
Year ended December 31, 2001:
Interest income . . . . . . . . . . . . . . .  $  2,601  $  2,609  $  2,558  $  2,641
Interest expense. . . . . . . . . . . . . . .     1,634     1,670     1,679     1,701
                                               --------  --------  --------  --------
 Net interest income. . . . . . . . . . . . .       967       939       879       940

Provision for loan losses . . . . . . . . . .        10        10         0       120
Other income. . . . . . . . . . . . . . . . .       243       170       293       306
Other expense . . . . . . . . . . . . . . . .       865       872       971       942
Provision for income taxes. . . . . . . . . .        67        38        15        45
                                               --------  --------  --------  --------
 Net income . . . . . . . . . . . . . . . . .  $    268  $    189  $    186  $    139
                                               ========  ========  ========  ========

Earnings per share - basic. . . . . . . . . .  $   0.36  $   0.25  $   0.25  $   0.19
Earnings per share - diluted. . . . . . . . .  $   0.33  $   0.23  $   0.23  $   0.18
Weighted-average common
 shares outstanding . . . . . . . . . . . . .   756,830   752,301   741,101   733,728

Year ended December 31, 2000: . . . . . . . .   756,830   752,301   741,101   733,728
Interest income . . . . . . . . . . . . . . .  $  2,244  $  2,340  $  2,372  $  2,577
Interest expense. . . . . . . . . . . . . . .     1,284     1,361     1,495     1,597
                                               --------  --------  --------  --------
 Net interest income. . . . . . . . . . . . .       960       979       877       980

Provision for loan losses . . . . . . . . . .        15        10        15        70
Other income. . . . . . . . . . . . . . . . .        47        39        36       176
Other expense . . . . . . . . . . . . . . . .       653       660       614       702
Provision for income taxes. . . . . . . . . .        98       100        79        84
                                               --------  --------  --------  --------
 Net income . . . . . . . . . . . . . . . . .  $    241  $    248  $    205  $    300
                                               ========  ========  ========  ========

Earnings per share - basic. . . . . . . . . .  $   0.32  $   0.33  $   0.27  $   0.40
Earnings per share - diluted. . . . . . . . .  $   0.29  $   0.30  $   0.25  $   0.37
Weighted-average common
 shares outstanding . . . . . . . . . . . . .   761,187   746,898   746,898   749,883


NOTE  U  -  BUSINESS  COMBINATION

On December 1, 2000, the corporation's new, wholly-owned subsidiary, Home City Insurance Agency, Inc. ("HCIA"), acquired the book of business and certain other assets of Rice Insurance Agency, Inc. (the "Rice Agency"). The transaction was a business combination accounted for as a purchase. The results of operations of HCIA are included in the accompanying financial statements since the date of acquisition.

The Asset Sale and Purchase Agreement provided for the payment of $100,000 plus a pro rated portion of certain expenses to the Rice Agency for the book of business, a computer software licensing agreement and trademark rights. In addition, HCIA agreed to pay to the owner of the Rice Agency in exchange for a covenant not to compete (1) the sum of $390,000 paid in ten annual installments of $39,000 on June 1 of each year commencing on June 1, 2003, and (2) monthly payments of interest of approximately $2,000 commencing on January 1, 2001, and ending on June 1, 2003.

The  intangible  assets  resulting  from  the  acquisition  are  as  follows:

COVENANT  NOT  TO  COMPETE:  The  cost of the Covenant Not to Compete, valued at
$313,000,  is  being  amortized  on  the  straight-line  method over 12   years.

TRADEMARK RIGHTS: The value of the trademark rights acquired, $15,000, is being amortized on the straight-line method over 5 years.

COMPUTER SOFTWARE CONTRACT: The value of the computer software contract acquired, $15,000, is being amortized on the straight-line method over 5 years.

GOODWILL: The remaining value of the excess of the cost of the assets acquired over the fair value of its net assets at the date of acquisition was $70,000, which is being amortized on the straight-line method over 15 years.

31








DIRECTORS OF HCFC AND HOME CITY
Glenn W. Collier, Partner with the law firm of
    Martin, Browne, Hull & Harper, Springfield, Ohio
John D. Conroy, Owner and President of Conroy
    Funeral Home, Inc., Springfield, Ohio
James Foreman, President and CEO of Foreman-
    Blair Pontiac, Buick, GMC, Springfield, Ohio
Terry A. Hoppes, Owner and President of Hoppes
    Engineering and Surveying Co.; President of
    Hoppes Builders and Development Co.,
    Springfield, Ohio
Douglas L. Ulery, President and CEO of Home City
    Financial Corporation and Home City Federal
    Savings Bank of Springfield

EXECUTIVE OFFICERS OF HCFC
John D. Conroy        Chairman of the Board
Douglas L. Ulery      President and CEO
Don E. Lynam          Executive Vice President
Jo Ann Holdeman       Sr. V.P. and Secretary
Charles A. Mihal      Treasurer and CFO

EXECUTIVE OFFICERS OF HOME CITY
John D. Conroy        Chairman of the Board
Douglas L. Ulery      President and CEO
Don E. Lynam          Executive Vice President
Jo Ann Holdeman       Sr. V.P. and Secretary
Charles A. Mihal      Treasurer and CFO

DIRECTORS AND EXECUTIVE OFFICERS OF HCIA
John D. Conroy        Chairman of the Board
Glenn W. Collier      Director
James Foreman         Director
Terry A. Hoppes       Director
Douglas L. Ulery      Director and President
Kenneth Richard Rice  Director and Vice President
Michael G. Morris     Vice President
Charles A. Mihal      Treasurer
Bonnie G. Hoffman     Secretary

INDEPENDENT AUDITORS
   Dixon, Francis, Davis & Company
   1205 Weaver Drive
   Granville, Ohio  43023

SPECIAL COUNSEL
   Vorys, Sater, Seymour and Pease LLP
   Suite 2100, Atrium Two
   221 East Fourth Street
   P.O. Box 0236
   Cincinnati, Ohio 45201-0236

GENERAL COUNSEL
   Gorman, Veskauf, Henson & Wineberg
   National City Bank Bldg.
   4 West Main Street, Suite 723
   Springfield, Ohio 45502

COMMON  STOCK
There were 784,400 common shares of HCFC outstanding on March 4, 2002, held of record by approximately 333 shareholders. Since December 30, 1996, HCFC's common shares have traded on the Nasdaq SmallCap Market under the symbol "HCFC". The following represents high and low trading prices and dividends declared during each respective quarter during 2000 and 2001. The trading prices reflect inter-dealer prices, without retail mark-up, mark-down or commission.

                                      Dividends
2000             High       Low       declared
First Quarter    $13.250    $9.250    $0.105
Second Quarter   $10.000    $9.250    $0.105
Third Quarter    $10.375    $9.250    $0.105
Fourth Quarter   $ 9.875    $9.125    $0.110

                                      Dividends
2001             High       Low       declared
First Quarter    $11.000    $ 9.375    $0.110
Second Quarter   $13.760    $10.760    $0.110
Third Quarter    $13.600    $12.640    $0.110
Fourth Quarter   $13.000    $11.740    $0.110


A copy of HCFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders vupon requests to:

   Home City Financial Corporation
   2454 North Limestone Street
   Springfield, Ohio 45503
   Attn: Jo Ann Holdeman, Sr. V.P. and Secretary

ANNUAL MEETING
   Tuesday, April 23, 2002, at 3:00 p.m.
   The Springfield Museum of Art
   107 Cliff Park Road
   Springfield, Ohio

INVESTOR INFORMATION
Investors, analysts and others seeking financial information may contact:

   Douglas L. Ulery, President and CEO or
   Charles A. Mihal, Treasurer and CFO
   Home City Financial Corporation
   2454 North Limestone Street
   Springfield, Ohio 45503
   (937) 390-0470

TRANSFER AGENT
Communication regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

  Illinois Stock Transfer Company
  209 West Jackson Blvd., Suite 903
  Chicago, Illinois 60606
  (312) 427-2953

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